ICAP

07020719

24 January 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405
USA

FILE NUMBER: 08204904

SUPPL

Dear Sir

ICAP plc

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, please find enclosed information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy letter and returning it to us in the enclosed self-addressed envelope.

Yours faithfully

Jenny McAuley
Company Secretarial

Encs:

ICAP plc
2 Broadgate
London
EC2M 7UR
Tel +44 (0) 20 7000 5000
Fax +44 (0) 20 7000 5975
www.icap.com

Registered Office as above
Registered in England & Wales No: 3611426

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Company	ICAP PLC
TIDM	IAP
Headline	Total Voting Rights
Released	16:29 18-Jan-07
Number	7783P

ICAP plc ("the Company")

Voting rights and capital

In conformity with the Transparency Directive's transitional provision 6, and further to the Company's announcement made on 18 December 2006, the Company's issued share capital now consists of 648,604,230 ordinary shares each with voting rights.

The increase results from the issue of shares to meet the exercise of options under the Company's employee share option schemes.

The Company holds 2,000,000 ordinary shares in Treasury.

Therefore the total number of voting rights in the Company is 646,604,230.

The above figure of 646,604,230 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, ICAP plc under the FSA's Disclosure and Transparency Rules.

18 January 2007

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Company	ICAP PLC
TIDM	IAP
Headline	Blocklisting Interim Review
Released	17:30 16-Jan-07
Number	6291P

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: ___________20__

1. Name of *applicant*:

ICAP PLC

2. Name of scheme

1998 UNAPPROVED SHARE OPTION PLAN

3. Period of return:

From 1 MARCH 2006 To 31 AUGUST 2006

4. Balance under scheme from previous return:

850,860 ORDINARY SHARES OF 10P EACH

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

4,000,000 ORDINARY SHARES OF 10P EACH WERE BLOCK LISTED ON 10 MARCH 2006 OF WHICH 1,000,000 SHARES WERE DESIGNATED TO THIS SCHEME

6. Number of *securities* issued/allotted under scheme during *period*:

500,000

7 Balance under scheme not yet issued/allotted at end of period

1,350,860

8. Number and *class* of *securities* originally listed and the date of admission

10,000,000 ORDINARY SHARES OF 10P EACH ON 11 FEBRUARY 2002 OF WHICH 5,000,000 WERE DESIGNATED TO THIS SCHEME.

7,500,000 ORDINARY SHARES OF 10P EACH ON 7 FEBRUARY 2003 OF WHICH 2,500,000 WERE DESIGNATED TO THIS SCHEME.
2,500,000 ORDINARY SHARES OF 10P EACH ON 11 AUGUST 2004 OF WHICH ALL WERE DESIGNATED TO THIS SCHEME

9. Total number of *securities* in issue at the end of the period

647,659,668

Name of contact TERI-ANNE CAVANAGH
ASSISTANT COMPANY SECRETARY

Address of contact 2 BROADGATE, LONDON EC2M 7UR

Telephone number of contact 0207 000 5782

Signed by ....
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ....

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

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Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Blocklisting Interim Review
Released	17:30 16-Jan-07
Number	6277P

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: __________20__

1. Name of *applicant*:

ICAP PLC

2. Name of scheme

1998 SHARESAVE SCHEME

3. Period of return:

From 1 MARCH 2006 To 31 AUGUST 2006

4. Balance under scheme from previous return:

1,490,267 ORDINARY SHARES OF 10P EACH

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

4,000,000 ORDINARY SHARES OF 10P EACH WERE BLOCK LISTED ON 10 MARCH 2006 OF WHICH 2,000,000 SHARES WERE DESIGNATED TO THIS SCHEME

6. Number of *securities* issued/allotted under scheme during period:

2,660,305

7 Balance under scheme not yet issued/allotted at end of period

829,962

8. Number and *class* of *securities* originally listed and the date of admission

10,000,000 ORDINARY SHARES OF 10P EACH ON 11 FEBRUARY 2002 OF WHICH 2,500,000 WERE DESIGNATED TO THIS SCHEME.

7,500,000 ORDINARY SHARES OF 10P EACH ON 7 FEBRUARY 2003 OF WHICH 5,000,000 WERE DESIGNATED TO THIS SCHEME.

9. Total number of *securities* in issue at the end of the period

647,659,668

Name of contact TERI-ANNE CAVANAGH
ASSISTANT COMPANY SECRETARY

Address of contact 2 BROADGATE, LONDON EC2M 7UR

Telephone number of contact 0207 000 5782

Signed by ....
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ....

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

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Regulatory Announcement

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Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Blocklisting Interim Review
Released	17:30 16-Jan-07
Number	6283P

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: __________20__

1. Name of *applicant*:

ICAP PLC

2. Name of scheme

2001 UNAPPROVED COMPANY SHARE OPTION PLAN

3. Period of return:

From 1 MARCH 2006 To 31 AUGUST 2006

4. Balance under scheme from previous return:

1,122,523 ORDINARY SHARES OF 10P EACH

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

4,000,000 ORDINARY SHARES OF 10P EACH WERE BLOCK LISTED ON 10 MARCH 2006 OF WHICH 1,000,000 SHARES WERE DESIGNATED TO THIS SCHEME

6. Number of *securities* issued/allotted under scheme during period:

911,099

7 Balance under scheme not yet issued/allotted at end of period

1,211,424

8. Number and *class* of *securities* originally listed and the date of admission

10,000,000 ORDINARY SHARES OF 10P EACH ON 11 FEBRUARY 2002 OF WHICH 2,500,000 WERE DESIGNATED TO THIS SCHEME

9. Total number of *securities* in issue at the end of the period

647,659,668

Name of contact TERI-ANNE CAVANAGH
ASSISTANT COMPANY SECRETARY

Address of contact 2 BROADGATE, LONDON EC2M 7UR

Telephone number of contact 0207 000 5782

Signed by ....
Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of

Name of *applicant* ....

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

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Free annual report

Company	ICAP PLC
TIDM	IAP
Headline	Total Voting Rights
Released	11:31 18-Dec-06
Number	1054O

ICAP plc

Voting rights and capital

In conformity with the Transparency Directive's transitional provision 6, we would like to notify the market of the following:

ICAP plc's capital consists of 648,469,298 ordinary shares each with voting rights. ICAP plc holds 2,000,000 ordinary shares in Treasury.

Therefore the total number of voting rights in ICAP plc is 646,469,298.

The above figure of 646,469,298 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, ICAP plc under the FSA's Disclosure and Transparency Rules.

18 December 2006

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